Magnitude International Ltd

March 3, 2026

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jeffrey Lewis
Jennifer Monick

Re:	Magnitude International Ltd
Form 20-F for the fiscal year ended April 30, 2025
File No. 001-42770

Ladies and Gentlemen:

On behalf of Magnitude International Ltd (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 23, 2026 on the Company’s Form 20-F for the fiscal year ended April 30, 2025 submitted on September 15, 2025. Concurrently with the submission of this letter, the Company is submitting its Amendment No.1 to the Form 20-F for the fiscal year ended April 30, 2025 (the “Revised Form 20-F”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated February 23, 2026 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Form 20-F where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Form 20-F for the fiscal year ended April 30, 2025 Item 15.

Controls and Procedures, page 76

1.	Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of April 30, 2025. Please refer to Item 15(a) of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has added the relevant disclosure on page 76 of the Revised Form 20-F.

Item 16K. Cybersecurity, page 78

2.	Please tell us why cybersecurity disclosure is not applicable given that Item 16K applies to annual reports on Form 20-F, or amend your filing to include the applicable cybersecurity disclosures. See Instruction to Item 16K of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the referenced disclosure on page 78 of the Revised Form 20-F.

Exhibits

3.	We note the certifications required by Rules 13a-14 and 15d-14 of the Exchange Act have been omitted from your Form 20-F. Please file an amended Form 20-F in its entirety and include the certifications from your principal executive officer and principal financial officer, or persons performing similar functions, as exhibits in accordance with the general instructions and instructions as to exhibits of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the list of exhibits under Item 19. Exhibits of the Revised Form 20-F to reflect the filing of the certificate of principal executive officer and principal financial officer pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, as required under Rules 13a-14 and 15d-14 of the Exchange Act.

Yours sincerely,

For and on behalf of

Magnitude International Ltd

Lim Say Wei
Director & CEO